Filed by Aloha Airgroup, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836





         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and Aloha undertakes no obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian Airlines, Inc. ("Hawaiian") and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         Aloha Holdings and Hawaiian will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700) INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

THE FOLLOWING IS PRESS RELEASE DISSEMINATED BY ALOHA ON JANUARY 28, 2002

                     Aloha Airlines Letterhead

                                                    Press Release
                                                          P.O. Box 30028
                                                          Honolulu, Hawaii 96820



Contact:   Stu Glauberman
           Staff Vice President - Corporate Communications
           Phone (808) 539-5947

For Immediate Release:
           January 28, 2002


                     ZANDER CLARIFIES ALOHA'S POSITION IN A
                         MEETING WITH GOV. BEN CAYETANO


         HONOLULU - Aloha Airgroup President and CEO Glenn R. Zander met today with Gov. Ben Cayetano to clarify comments made during legislative briefings last week and to explain the business conditions behind the proposed merger with Hawaiian Airlines.

         Zander sought the meeting with Cayetano following news reports on Friday that Cayetano would reassess his support for the merger if, as he had been told, Zander was making representations to the effect that Aloha was in good financial shape.

         "At no time in my testimony or in other forums since September did I say that Aloha is in `good' financial health," Zander told Cayetano. "Like every other airline in the United States, Aloha has been adversely affected by the events of September 11. Without this merger, neither carrier could continue to sustain losses like those we are incurring in the interisland business."

         At the conclusion of the meeting, the Governor said he would continue to support the proposed merger between Aloha Airgroup and Hawaiian Airlines because of the economic rationale for combining the two carriers into a single carrier to ensure the continued viability of interisland air service.

                               -more-

         Zander said: "If what was represented to the Governor about statements allegedly made by me was accurate, I could certainly understand his desire to reassess his position. I am pleased to report that following our discussion, he reiterated his support."

         In information briefings before state Senate and House committees last week, lawmakers heard lengthy testimony from Zander and Hawaiian Airlines CEO and Vice Chairman Paul J. Casey detailing financial losses attributed to changes in the interisland business.

         While the past six years have been the most profitable in the airline industry, neither Aloha nor Hawaiian was able to capitalize on the boom. From 1995, through the third quarter of 2001, the two carriers suffered combined net losses totaling $63 million, with a net loss of $32 million at Aloha and $31 million at Hawaiian.

         Zander and Casey testified that the dramatic growth of direct flights from North America to the Neighbor Islands over the past decade, and more recent direct flights from Asia, have shifted traffic away from the interisland service provided by Aloha and Hawaiian.

         In the wake of September 11, demand for interisland flying dropped virtually overnight from a level of more than 9 million passengers a year to less than 8 million - a loss of $50 million in annual revenues to both companies combined, Zander said.

         "The only solution that would permit the continuation of the current level of service and minimize job loss would be the very business combination that both Aloha and Hawaiian have proposed," said Zander.

                                      -30-